UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 13, 2026

INFLECTION POINT ACQUISITION CORP. V

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42518	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

167 Madison Ave, Suite 205 #1017
New York, NY 10016

(Address of principal executive offices, including zip code)

212-476-6908
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one right	IPEXU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	IPEX	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive one-fifth (1/5) of one Class A ordinary share upon the completion of the Company’s initial business combination	IPEXR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on October 13, 2025, Inflection Point Acquisition Corp. V (formerly known as Maywood Acquisition Corp.), a Cayman Islands exempted company (“IPEX”), GOWell Technology Limited, a Cayman Islands exempted company (“GOWell”), GOWell Energy Technology, a Cayman Islands exempted company (“PubCo”), and IPCV Merger Sub Limited, a Cayman Islands exempted company, entered into a Business Combination Agreement (as amended on December 22, 2025, the “Business Combination Agreement”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such term in the Business Combination Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by IPEX with the Securities and Exchange Commission (the “SEC”) on October 13, 2025.

On July 13, 2026, IPEX and GOWell entered into that certain Second Amendment to the Business Combination Agreement (the “Amendment”) to provide that the earnout based on 2026 EBITDA can be partially earned at 80% achievement of the 2026 EBITDA Target, in addition to the partial earnout at 90% achievement of the 2026 EBITDA Target, which mirrors the earnout structure of the earnout based on the 2027 EBITDA Target and 2028 EBITDA Target. Additionally, the Amendment increases the cap on SPAC Transaction Expenses from $8,000,000 to $9,000,000 and carves out certain specified expenses from such cap.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed business combination between IPEX and GOWell (the “Business Combination”), IPEX, GOWell and PubCo have prepared and filed with the SEC a registration statement containing a preliminary proxy statement of IPEX and a preliminary prospectus of PubCo with respect to the securities to be offered in the Business Combination. After the registration statement is declared effective, IPEX will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of a record date to be established for voting on the Business Combination Agreement and the transactions contemplated thereby. Investors, shareholders and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC when they become available because they will contain important information about IPEX, GOWell and the Business Combination. Investors and shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to Inflection Point Acquisition Corp. V, 167 Madison Avenue Suite 205 #1017, New York, NY 10016.

Participants in the Solicitation

IPEX, GOWell, and their directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from IPEX’s shareholders in respect of the Business Combination and the other matters set forth in the registration statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus relating to the Business Combination and will be contained in the definitive proxy statement/prospectus when it becomes available.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibit hereto are for informational purposes only and are neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description
2.1*	Amendment to Business Combination Agreement, dated as of July 13, 2026, by and among Inflection Point Acquisition Corp. V and GOWell Technology Limited.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain of the schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 17, 2026

INFLECTION POINT ACQUISITION CORP. V

By:	/s/ Michael Blitzer
	Name:	Michael Blitzer
	Title:	Chief Executive Officer

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